Exhibit 1.01
CONFLICT MINERALS REPORT

Markel Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 29, 2015.
Unless the context indicates otherwise, the terms "we," "its," "us" and "our" refer to Markel Corporation and its consolidated subsidiaries. As used herein, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals finance or benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) internal resource constraints and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Limited Applicability of the Conflict Minerals Rule to Our Company; Our Responsible Sourcing Commitment

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. Therefore, a significant portion of our business activities do not involve manufacturing or contracting to manufacture products that contain Conflict Minerals. Through our wholly-owned subsidiary Markel Ventures, Inc. ("Markel Ventures"), we own controlling interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. These controlling interests include interests in a diverse portfolio of industrial and service companies from various industries, including manufacturers of (1) dredging equipment, (2) high-speed bakery equipment, and (3) laminated furniture products.

We are subject to the Conflict Minerals Rule because some products manufactured by the foregoing businesses contain Conflict Minerals that are necessary to the functionality or production of the manufactured products . However, we are not a significant user of Conflict Minerals.

We strongly disapprove of the violence in the DRC and adjoining countries and are committed to understanding our supply chain of Conflict Minerals. Markel is also committed to exercising due diligence on the source and chain of custody of any Conflict Minerals that conforms to a nationally or internationally recognized framework, and we take seriously our compliance obligations under the Conflict Minerals Rule.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over them. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors existing in our supply chain, we often have significant difficultly identifying participants upstream from our direct suppliers. In addition, we sometimes obtain parts from distributors, who are not themselves subject to the Conflict Minerals Rule and who are resistant to comply with our requests. These relationships provide a challenge to tracing our supply chain for compliance with the Conflict Minerals Rule. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our position on Conflict Minerals sourcing discussed above.
Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a "reasonable country of origin inquiry." Our outreach included suppliers (the "Suppliers") that we identified as having provided us, or that we believe may have provided us, with components, parts or ingredients that contain Conflict Minerals that are necessary to the functionality or production of our products. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, supplier inquiries and other information known to us.

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.
Due Diligence Program Design
Design Framework
We have designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, Second Edition 2013 (collectively, the "OECD Guidance").
Selected Elements of Design Framework
Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the Conflict Minerals contained in our products are responsibly sourced. Selected due diligence measures that we took in respect of 2014 are discussed under "Due Diligence Program Execution."

1.
Internal Operating Procedures. Markel has internal operating procedures for all departments and business units that are affected by Conflict Minerals. The procedures involve the identification of in scope products and suppliers of those products, communication and inquiries made of the suppliers and reporting the results of supplier communication and inquiries to certain members of senior leadership. Markel has an internal team charged with compliance with the Conflict Minerals Rule including operations personnel at each of the affected locations, accounting, legal and management personnel. This team is responsible for collecting information from suppliers and preparing our filing.

2.
Risk Assessment & Risk Mitigation. As part of Markel’s internal operating procedures on Conflict Minerals, we have developed forms for contacting suppliers that ask the third parties to confirm whether their applicable parts, materials or components contain Conflict Minerals, and if so, the origin of such Conflict Minerals. Responses to these inquiries are reviewed and retained for at least five (5) years as part of our internal operating procedures. In certain cases, Markel follows up with suppliers who do not initially provide sufficient information. We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

Markel relies on its existing alertline as a grievance mechanism for any issues identified in the supply chain by participants in this process or other stakeholders.
Due Diligence Program Execution
In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of the 2014 compliance period:

1.
We sent requests to Suppliers to provide us with information, through the completion of our questionnaire, concerning the potential usage and source of Conflict Minerals in the parts, materials or components that they sell to us, as well as information concerning their related compliance efforts.

2.	We followed up by email or phone with certain Suppliers that did not provide a response within the specified time frame.

3.	We reviewed the completed responses received from the Suppliers based on our internal review criteria to identify incomplete responses, potential errors and inaccuracies.

4.	Our internal compliance team reported the findings of its supply chain risk assessment to senior leadership.

Product Status and Information

For 2014, the following categories of products, which include all of our in-scope products, had Conflict minerals of undetermined origin: (1) dredging equipment; (2) high-speed bakery equipment; and (3) laminated furniture products. Not all of our products in these categories contained necessary Conflict Minerals. Accordingly, only a portion of the products in these categories were in-scope for purposes of our compliance.
Notwithstanding our due diligence efforts, no smelters or refiners were identified to us by the Suppliers at the product level; thus, we were not able to determine the country of origin of our necessary Conflict Minerals. We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed response to our written inquiry.
For 2014, none of our in-scope products were determined by us to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country. However, we did not conclude that any of our products were "DRC conflict free." An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights

Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
Future Risk Mitigation Efforts
We intend to take the following additional steps in 2015 to mitigate the risk that the necessary Conflict Minerals in our in-scope products finance or benefit armed groups:

1.	Include provisions relating to Conflict Minerals sourcing into the standard terms and conditions pertaining to our supplier contracts and purchase orders.

2.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to help ensure that they provide requested information for 2015.

3.
To the extent Conflict Minerals are identified by suppliers, send the Conflict-Free Sourcing Initiative's Conflict Minerals Reporting Template or another comprehensive questionnaire requesting substantially the same information as the template to such suppliers.

4.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

All of the foregoing steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of our 2015 compliance to the extent applicable.